CONSULTING AGREEMENT


     THIS CONSULTING AGREEMENT (this "Agreement") is executed as of November ___, 1996, but shall be considered effective as of the 1st day of day of April, 1996, by and between PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation (the "Company"), and JOHN HENDERSON, an individual ("Henderson").

                           W I T N E S S E T H:

     WHEREAS, Henderson has experience in waste water treatment facilities;

     WHEREAS, the Company wishes to engage Henderson as an independent, outside consultant to the Company, and Henderson desires to accept such engagement, pursuant to the terms and conditions of this Agreement;

     WHEREAS, in consideration for such engagement, the parties desire to provide for the issuance of shares of the Company's Common Stock, par value $.001 per share ("Common Stock"), on terms and subject to the conditions hereinafter set forth;

     WHEREAS, the parties intend this Agreement to constitute an "Employee Benefit Plan", as such term is defined under Rule 405 of the Securities Act of 1933, as amended; and,

     WHEREAS, the parties do not intend that this Agreement qualify under Section 401 of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto, intending to be legally bound, do hereby agree as follows:

     1. Engagement of Henderson. The Company does hereby engage Henderson, and Henderson does hereby accept such engagement, as an outside, independent consultant to provide the following consulting services for the Company in connection with:

          (a) The construction of the waste water treatment facility at the Fort Lauderdale, Florida plant of Perma-Fix of Fort Lauderdale, Inc. ("PFFL"), a wholly owned subsidiary of the Company;

          (b) The design for improvements to, and the upgrade of, the waste water treatment facility at Perma-Fix of Dayton, Inc.'s ("PFD"), a wholly owned subsidiary of the Company, Dayton, Ohio plant;

          (c) The construction of improvements to, and the upgrade of, the waste water treatment facility at PFD's Dayton, Ohio plant; and,

          (d) Such other consulting services to be performed on behalf of the Company or subsidiaries of the Company as reasonably requested by the Chairman of the Board or Chief
     Executive Officer of the Company.

Provided, however, that Henderson shall render bona fide consulting services to the Company under this Agreement, and none of the consulting services to be rendered by Henderson shall be in connection with the offer or sale of securities or in a capital-raising transaction.

     2. Term. Henderson has and will provide the above consulting services for the Company under this Agreement for a period of one
(1) year from  April 1, 1996 (the "Term").

     3. Compensation. In consideration of Henderson providing the consulting services for PFFL for the period from April 1, 1996, through August 31, 1996, and for PFFL and PFD for the period from September 1, 1996, through March 31, 1997, the Company agrees to issue to Henderson 45,000 shares of the Company's Common Stock (the "Shares"), payable as follows:

          (a) Within ten (10) business days from the date that the Company's Form S-8 (as defined below) registering the Shares under the Securities Act of 1933, as amended (the "Act"), becomes effective with the Securities and Exchange Commission ("Commission") issue to Henderson 20,000 of the Shares;

          (b)  Three (3) months thereafter, or approximately
     January 1, 1997, whichever occurs later, issue to Henderson
     15,000 of the Shares; and,

          (c) Three months thereafter, or approximately March 1, 1997, whichever occurs first, issue to Henderson the remaining 10,000 of the Shares on approximately April 1, 1997.

The Company shall use reasonable efforts to register the Shares to be issued to Henderson under this Agreement on a Form S-8
Registration Statement ("Form S-8") under the Act as soon as reasonably practicable. Henderson shall not be entitled to any cash compensation for his consulting services rendered under this Agreement, except as otherwise expressly provided in this Section
3.

     If Henderson sells all of the Shares during the Term in open market transactions for an amount equal to the prevailing fair market price for such Shares on the date of such sale, and, as a result of such sale or sales by Henderson of all of the Shares during the Term, Henderson receives a gross amount, less reasonable and customary brokerage commissions ("Gross Amount Received by Henderson"), of less than $90,000, then, within forty-five (45) days after the end of the Term, the Company will pay to Henderson a sum equal to $90,000 less the Gross Amount Received by Henderson as a result of such sale or sales of the Shares by Henderson during the Term. If the Gross Amount Received by Henderson as a result of each sale or sales by Henderson of all of the Shares equal or exceeds $90,000, the Company shall not have any further liability or obligation to Henderson under this Agreement.

     4.   Agreement Not to Solicit Customers and Employees.
Henderson agrees that, during the term of this Agreement and for a period of one (1) year following the termination of the Term of this Agreement, he shall not, either alone or for himself or on behalf of any other person, firm, corporation or entity, directly or indirectly:

          (a) Induce, or in any manner attempt to induce, any person employed by, or any agent of, the Company or any of the subsidiaries of the Company or any of their affiliates to terminate his or her employment or agency, as the case may be; or,

          (b) Solicit, induce, or attempt to solicit or induce, any supplier or customer of the Company or any subsidiaries of the Company or any of their affiliates to cease being (or any prospective supplier not to become) a supplier or customer of the Company or any of the subsidiaries of the Company or any of their affiliates.

     5. Confidential Information. During the Term and for a period of one (1) year following the termination of the Term, (i) Henderson shall hold, in a fiduciary capacity for the benefit of the Company and all subsidiaries of the Company, all secret or confidential information, knowledge or data relating to the Company and all subsidiaries of the Company or any of their affiliated companies and their respective businesses, which shall have been obtained by Henderson at any time and which shall not be public knowledge (other than by acts of Henderson or his representatives in violation of this Agreement), including, without limitation, customer lists, bid proposals, contracts, matters subject to litigation and information regarding periods and environmental applications, and (ii) Henderson shall not, without the prior written consent of the Company, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

     6. Injunctive Relief. In the event of a breach by Henderson of any of the terms or provisions of Sections 4 or 5 of this Agreement, the Company shall be entitled to an injunction to prevent irreparable injury to it or any of its subsidiaries or any of their affiliates. Nothing shall be construed as prohibiting the Company from pursuing any other remedies (at law or in equity) available to it for such breach, including, but not limited to, recovery of damages, attorneys' fees and other costs.

     7.   Miscellaneous.

          (a) Assignment and Binding Effect. The respective rights and obligations of the parties under this Agreement shall be binding upon the parties hereto and their heirs, executors, administrators, successors and permitted assigns; provided, however, that the Company may not assign its rights hereunder without the prior written consent of Henderson.

          (b) Governing Law. This Agreement shall be governed as to its validity, interpretation and effect by the laws of the State of Delaware.

          (c) Entire Agreement; Amendments. This Agreement constitutes the entire agreement and understanding of the Company and Henderson with respect to the terms of Henderson's consultancy relationship with the Company and supersedes all prior discussions, understandings and agreements with respect to such consultancy relationship. This Agreement may not be amended unless by the mutual written consent of all of the parties hereto.

          (d) Captions. All captions and headings used herein are for convenient reference only and do not form part of this Agreement.

          (e) Waiver. The waiver of a breach of any term or provision of this Agreement shall not operate as, or be construed to be, a waiver of any other or subsequent breach of this Agreement.

          (f) Notices. Any notice or communication required or permitted under this Agreement shall be made in writing and shall be delivered by hand, or mailed by registered or certified mail, return receipt requested, or first class postage prepaid, addressed as follows:

          if to Henderson, to:     John Henderson
                                   3729 N.W. 29th Street
                                   Gainesville, Florida  32605-2250

          if to the Company to:    Perma-Fix Environmental
                                   Services, Inc.
                                   1940 Northwest 67th Place,
                                   Suite A
                                   Gainesville, Florida  32653
                                   Attn: Dr. Louis F. Centofanti,
                                         Chairman

          (g) Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same Agreement.

          (h) Legal and Tax Effects. This Agreement is not qualified under Section 401 of the Internal Revenue Code of 1986, as amended. Henderson understands that the Company is not provided any legal or tax advice regarding this Agreement and that Henderson is to consult with his legal and tax consultants regarding this Agreement.

          (i) Independent Contractor. Henderson is an independent contractor and is not, in any manner, an employee or agent of the Company or any subsidiary of the Company. Henderson may not bind the Company or any subsidiary of the Company in any manner whatsoever.

          (j) Florida Blue Sky Laws. The securities have not been registered with the State of Florida, but will be sold in reliance on an exemption from such registration set forth in
     Section 517.061(11) of the Florida Statutes. Pursuant to Section 517.061(11)(a)(5) of the Florida Statutes, a Florida investor has a three (3) day right of rescission. A Florida resident who executes this Agreement may elect, within three (3) business days after signing this Agreement, to withdraw from this Agreement and thereby terminate this Agreement. Such withdrawal will be without any further liability to any person. To accomplish such withdrawal, a Florida resident need only send a letter or telegraph to the Company at the address set forth in this Agreement indicating his intention to withdraw. Such letter or telegram must be sent and postmarked prior to the end of the aforementioned third (3rd) business day. If a Florida resident sends a letter, it is prudent to send it by certified mail, return-receipt requested, to ensure that it is received and also evidence the time and date when it is mailed. Should a Florida resident make this request orally, he should ask for written confirmation that his request has been received.

          IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement on November ___, 1996, but shall be considered effective as of April 1, 1996.



                                   ________________________________
                                   John Henderson

                                   PERMA-FIX ENVIRONMENTAL
                                   SERVICES, INC.



                                   By:_____________________________
                                          Dr. Louis F. Centofanti
                                          Chairman of the Board and
                                          Chief Executive Officer



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